EXHIBIT H-1

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-      )

Filing under the Public Utility Holding Company Act of 1935
________, 1998

HoldCo, Inc. (70-    )
Central Maine Power Company

         HoldCo, Inc. ("HoldCo"), and its parent company, Central Maine Power Company ("Central Maine" and, together with HoldCo, the "Applicants"), an electric public-utility holding company exempt from registration under Section 3(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), pursuant to Rule 2 thereunder, both located at 83 Edison Drive, Augusta, Maine 04336, have filed an application under sections 3(a)(1), 9(a)(2) and 10 of the Act.

         The Applicants request an order under Sections 9(a)(2) and 10 of the Act authorizing HoldCo to acquire directly all of the outstanding common stock of Central Maine and to acquire indirectly Central Maine's 78.3% interest in Maine Electric Power Company, Inc. ("MEPCo"), and Central Maine's 100% interests in Aroostook Valley Electric Company ("AVEC") and NORVARCO, all of which are electric utility subsidiary companies of Central Maine. In addition, the Applicants request an order granting them an exemption under section 3(a)(1) from all provisions of the Act, except section 9(a)(2) thereof. HoldCo's proposed acquisition is part of a corporate reorganization in which HoldCo will become a holding company over Central Maine.

         The Applicants state that the principal purpose of the reorganization is to provide long-term advantages through increased management and financial flexibility that will better position Central Maine to operate in a changing business and regulatory environment, while maintaining the principal business focus on Central Maine's core transmission and distribution business. Applicants also state that the holding company structure will facilitate compliance with the provisions of the new electric utility restructuring law enacted in Maine in 1997 requiring the divestiture of generation assets by March 1, 2000, when Central Maine will be prohibited from selling electricity to retail customers. Beginning on that date, Maine consumers will be able to purchase electricity from an affiliate of Central Maine or other non-affiliated electricity providers. The holding company structure will facilitate compliance with the rules governing the conduct of Central Maine and its affiliated electricity provider.

         HoldCo has been incorporated under the laws of Maine for the purpose of making required applications for approval of the proposed reorganization. Shortly before the proposed reorganization is carried out, HoldCo will form a wholly-owned subsidiary ("Merger-Sub") for the purpose of carrying out the proposed reorganization. HoldCo does not currently, and, upon its formation, Merger-Sub will not own any utility assets or conduct any business.

         Central Maine is an investor-owned Maine public utility incorporated in 1905. It is primarily engaged in the business of generating, purchasing, transmitting, distributing and selling electric energy for the benefit of retail customers in southern and central Maine and wholesale customers, principally other utilities. Central Maine is the largest electric utility in Maine, serving approximately 527,000 customers in its 11,000 square-mile service area in southern and central Maine. It is subject to regulation by the Maine Public Utilities Commission and the Federal Energy Regulatory Commission. Central Maine also owns interests in several nuclear generating facilities1 and several non-utility businesses.2

         Central Maine has agreed to sell its hydro-electric, fossil and biomass generation assets, consistent with the recently enacted Maine electric utility restructuring law. The sale is subject to closing conditions, including State and federal regulatory approvals.


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1    Central  Maine owns a 38 percent  common  stock  interest  in Maine  Yankee
     Atomic Power Company, which has permanently shut down the Maine Yankee plant in Wiscasset, Maine, a 9.5 percent common stock interest in Yankee Atomic Electric Company, which has permanently shut down its plant located in Rowe, Massachusetts, a 6 percent common stock interest in Connecticut Yankee Atomic Power Company, which has permanently shut down its plant in Haddam, Connecticut, and a 4 percent common stock interest in Vermont Yankee Nuclear Power Corporation, which owns a plant in Vernon, Vermont. In addition, pursuant to a joint ownership agreement, Central Maine has a 2.5 percent direct ownership interest in the Millstone 3 nuclear unit in Waterford, Connecticut, which has been off-line for regulatory reasons since March 31, 1996.

2 Central Maine has interests in: Kennebec Hydro Resources Inc., Kennebec Water Power Company, the Gulf Island Pond Oxygenation Project, MaineCom
     Services ("MaineCom"), CMP International Consultants ("CMPI"), Central Securities Corporation ("Central"), Cumberland Securities Corporation ("Cumberland"), TeleSmart, and The Union Water-Power Company ("Union Water").


         Central Maine proposes to form a holding company structure pursuant to an Agreement and Plan of Merger to be entered into by Central Maine, HoldCo and Merger-Sub (the "Plan of Merger"). Under the terms of the Plan of Merger, Merger-Sub would be merged with and into Central Maine (the "Merger"). Pursuant to the Plan of Merger, each issued and outstanding share of Central Maine common stock, par value $5 per share ("Central Maine Common Stock"), would be automatically changed and converted into one share of HoldCo common stock, par value $5 per share ("HoldCo Common Stock"). Each issued and outstanding share of Central Maine 6% Preferred Stock, par value $100 per share, and Central Maine Dividend Series Preferred Stock, par value $100 per share, as well as debt securities of Central Maine, will not be affected by the Plan of Merger and will remain shares and securities of Central Maine, as the surviving corporation of the Merger. The shares of HoldCo Common Stock owned by Central Maine prior to the Merger will be cancelled. The outstanding shares of Merger-Sub common stock will automatically be converted into a number of shares of Central Maine Common Stock equal to the number of shares of Central Maine Common Stock outstanding prior to the Merger. Upon consummation of the Merger, each person that held shares of Central Maine Common Stock immediately before the Merger would hold an equal number of shares of HoldCo Common Stock, and HoldCo would hold all of the issued and outstanding shares of Central Maine Common Stock.

         Concurrently with the Merger, or shortly thereafter, Central Maine will transfer its existing equity interests in CMPI, Central, Cumberland, MaineCom, TeleSmart and Union Water by dividending the stock it holds in those entities to HoldCo. Additionally, shortly after the reorganization, other companies may possibly be formed as subsidiaries of HoldCo.

         The Applicants assert that following the Merger, they will be entitled to an exemption under section 3(a)(1) from all provisions of the Act, except section 9(a)(2), because Central Maine and HoldCo and each of their public utility subsidiaries from which they derive a material part of their income will be predominantly intrastate in character and will carry on their utility businesses substantially within the State of Maine, the state where they are all organized.


         For the Commission, by the Division of Investment Management, pursuant to delegated authority.